UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    168905107
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                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 12, 2009
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Ezra Dabah
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     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7    SOLE VOTING POWER

NUMBER OF            1,643,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,359,460
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,643,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,359,460
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,002,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------------
(1) Does not include 1,475,327 shares of Common Stock that may be deemed to be beneficially owned by certain relatives of Mr. Dabah, including (i) 261,697 shares held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 215,300 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or
(iii) 998,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, and her children held both directly and in trust. Other members of Mr. Dabah's family may own additional shares. There is no agreement or understanding with these parties with respect to the voting or disposition of any shares. The Reporting Persons disclaim beneficial ownership of any such shares.

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Renee Dabah
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,898,610
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,898,610
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,002,710(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

      This Amendment No. 6 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on February 7, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on May 15, 2008, Amendment No. 4 filed on April 24, 2009 and Amendment No. 5 filed on May 6, 2009 by Ezra Dabah ("Mr. Dabah"), Renee Dabah ("Mrs. Dabah" and, together with Mr. Dabah, the "Reporting Persons") with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Second Amended and Restated Joint Filing Agreement, dated as of April 24, 2009, a copy of which is filed as Exhibit F to Amendment No. 4 to the Schedule 13D filed on April 24, 2009, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 4, 5 and 7 are hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction.

        On May 15, 2009, the Reporting Persons filed preliminary proxy materials with the Securities and Exchange Commission (the "SEC") in connection with the nomination of Raphael Benaroya, Jeremy J. Fingerman and Ross Glickman to the election of the Board of Directors of the Company and certain other business to be conducted at the Company's 2009 Annual Meeting of Stockholders. On May 15, 2009, Mr. Dabah issued a press release announcing his filing of preliminary proxy materials with the SEC. A copy of this press release is filed herewith as
Exhibit I and is incorporated herein by reference.

        On May 12, 2009, Mr. Dabah submitted a letter to the Board of Directors of the Company regarding the Board's decision to exclude Mr. Dabah from participating in the Company's upcoming Spring 2010 Merchandise line review. A copy of the letter is filed herewith as Exhibit J and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

        Based upon the Company's Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 13, 2009, there were 29,559,643 shares of Common Stock outstanding as of May 1, 2009. Ezra Dabah is the beneficial owner of 5,002,710 shares, representing 16.9% of the Company's common stock outstanding as of May 1, 2009.(1) Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,643,250 of such shares (which includes 272,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife.

        Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 5,002,710 shares, representing 16.9% of the total number of the Company's outstanding common stock as of May 1, 2009. Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,643,250 of such shares (which includes 272,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband.

(c)   None.

(d)   N/A.

(e)   N/A.

Item 7.  Material to be filed as Exhibits.

      Exhibit I   Press Release issued by Ezra Dabah on May 15, 2009

      Exhibit J   Letter of Ezra Dabah to the Board of Directors of
                  The Children's Place  Retail Stores, Inc., dated
                  May 12, 2009

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:    /s/ Ezrah Dabah
                                                   -----------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:    /s/ Renee Dabah
                                                   -----------------------------
                                            Name:  Renee Dabah

Dated: May 15, 2009

                                                                       EXHIBIT I




FOR IMMEDIATE RELEASE


        Ezra Dabah, The Children's Place's Largest Stockholder and Former
       Chairman and CEO, Files Preliminary Proxy Materials to Elect Three
               Nominees to The Children's Place Board of Directors

New York - May 15, 2009 - Ezra Dabah today announced that he has filed with the Securities and Exchange Commission preliminary proxy materials in connection with his nomination of three independent, highly-qualified and experienced individuals for election to the Board of Directors of The Children's Place Retail Stores, Inc. (Nasdaq: PLCE) at the Company's 2009 Annual Meeting of Stockholders. Mr. Dabah's nominees are Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman. The Company's Annual Meeting is scheduled to be held on June 26, 2009 and stockholders of record as of May 1, 2009 are entitled to vote at the Annual Meeting.

"As the largest stockholder of The Children's Place, I have become increasingly concerned about the ability of the incumbent Board and executive management team to sustain future growth and increase stockholder value," said Mr. Dabah. "Raphael Benaroya, Jeremy Fingerman and Ross Glickman are highly-qualified and proven executives with extensive experience in key areas of The Children's Place's business, including specialty apparel retailing, mass consumer marketing and real estate. Marketing and real estate expertise are key competencies for specialty retailers and the current Board of Directors lacks experience in both these disciplines."

Mr. Dabah continued, "If elected to the Board of The Children's Place, I believe our nominees will facilitate the appointment of a permanent CEO to replace the Company's Interim CEO, who has held the position for 19 months, retain and attract key talent, establish a clear vision for the Company's future and position the Company for continued growth. Our three new directors will enhance the composition of The Children's Place Board and bring insight, accountability and fresh and relevant perspectives to help achieve maximum value for all stockholders."

Mr. Dabah is the former Chairman of the Board and Chief Executive Officer of The Children's Place. He currently serves as a member of the Company's Board of Directors and is the Company's largest stockholder, with beneficial ownership of approximately 16.9% of the Company's outstanding common stock as of May 1, 2009.

Mr. Dabah has retained Moelis & Company as his financial advisor and Cadwalader, Wickersham & Taft LLP is serving as his legal counsel.

Biographies of Ezra Dabah's Nominees:

Raphael Benaroya

Mr. Benaroya is currently the Chairman of the Board of Directors of Russ Berrie & Company, Inc., a New York Stock Exchange listed company specializing in the design, import, marketing, and distribution of infant and juvenile consumer products, and was formerly, until February 2009, Chairman of the Board of Directors of FAO Schwarz, Inc., a specialty toy retailer. Since April 1, 2008, Mr. Benaroya has also been acting as a consultant for D. E. Shaw & Co., L.P., a global investment and technology development firm. Mr. Benaroya is also Managing Director of American Licensing Group, L.P., a company specializing in consumer goods' brand name licensing, and a member of the Board of Managers of Biltmore Capital Group, LLC, a financial company which invests in secured debt. Mr. Benaroya previously served as Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of approximately 500 retail specialty stores, from 1989 until its sale in October 2007 to Redcats USA, a division of PPR, a French public company, and continued as President and Chief Executive Officer thereafter until March 2008. Mr. Benaroya also formerly held Chief Executive Officer positions at certain divisions of The Limited, Inc., from 1984 until 1989. From 1972 to 1982, Mr. Benaroya was with General Mills Inc., ultimately becoming Executive Vice President of the Izod Lacoste Division. Mr. Benaroya is a graduate of the University of Minnesota, where he earned an MBA in the School of Business and a BSc Degree (with Distinction) in Computer Science.

Jeremy J. Fingerman

Mr. Fingerman is founder and Managing Principal of Clairmont Ventures, a strategic consulting and investment advisory firm focused on transforming brands and businesses. Mr. Fingerman served as Chief Executive Officer and President of RAB Food Group, LLC, from May 2005 to September 2007. Prior to joining RAB, Mr. Fingerman served as President of the U.S. Soup Division of Campbell Soup Company from 2002 to 2004. Mr. Fingerman joined the Campbell Soup Company in 1993. During his tenure with the Campbell Soup Company, Mr. Fingerman served as General Manager of Campbell's Soups Australasia and Vice-President, Brand Management, of Arnott's-Campbell's Australasia before ultimately rising to the position of President of the U.S. Soup Division. Prior to joining the Campbell Soup Company, Mr. Fingerman was Marketing Manager for the Bisquick and Specialty Products Division of General Mills, Inc. from 1992 to 1993, and Marketing manager of the Child Cereals division of General Mills from 1990 to 1992. Mr. Fingerman joined General Mills in 1988. Mr. Fingerman earned an MBA in General Management from Harvard Business School and an undergraduate degree in English Literature from Columbia University.

Ross B. Glickman

Mr. Glickman is currently the Chairman of the Board of Directors and Chief Executive Officer of Urban Retail Properties, LLC, a development, leasing and management real estate company, specializing in retail shopping centers, a position he has held since April 2002. Mr. Glickman joined Urban Retail in 1991. Mr. Glickman also served as a director of United Retail Group Inc. from 2006 to 2007. Prior to joining Urban Retail in 1991, he was President of Glickman Properties, a shopping center development firm. From 1984 to 1989, Mr. Glickman was Director of Real Estate for The Limited, Inc., where he was responsible for expanding the company's divisions, including the Limited Stores, Limited Express, Victoria's Secret, Lane Bryant, Lerner, and Sizes Unlimited. From 1979 to 1984, Mr. Glickman was Director of Real Estate for General Nutrition Center (Pittsburgh), where he expanded the company from 500 to 1,500 company-owned stores nationwide in only four years. From 1973 to 1979, Mr. Glickman was a Vice President of The Athlete's Foot, where he grew the Pittsburgh division of the specialty retail athletic footwear chain from one store to 400. Mr. Glickman holds a Bachelor of Arts degree from The Ohio State University.

Mr. Dabah will be sending stockholders GOLD proxy cards which should be returned to vote FOR his three director nominees. To vote FOR these nominees, stockholders should sign, date and return the GOLD proxy card as soon as it is received. Innisfree M&A Inc. is acting as Mr. Dabah's proxy solicitor and can be reached toll-free at (877) 456-3442 or collect at (212) 750-5833.

IMPORTANT INFORMATION

Ezra Dabah filed a preliminary proxy statement on Schedule 14A with the SEC on May 15, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of The Children's Place Retail Stores, Inc. Mr. Dabah expects to file a definitive proxy statement on Schedule 14A with the SEC in connection with the solicitation of proxies for 2009 annual meeting and may file other additional proxy solicitation material in connection therewith from time to time. SHAREHOLDERS OF THE CHILDREN'S PLACE ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The preliminary proxy statement and other documents relating to the solicitation of proxies by Mr. Dabah will be available at no charge on the SEC's website at http://www.sec.gov. In addition, Mr. Dabah will provide copies of the proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Ezra Dabah, Renee Dabah, Raphael Benaroya, Jeremy Fingerman, Ross Glickman and Manny Pearlman may be deemed to be participants in the solicitation of proxies with respect to Mr. Dabah's nominees. Information about Ezra Dabah and the participants is available in the preliminary proxy statement filed by Ezra Dabah with the SEC on May 15, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of The Children's Place shareholders. Information about the participants' direct or indirect interests in the matters to be considered at the 2009 annual meeting of stockholders of The Children's Place is also contained in the proxy statement.

                                 # # #
Contacts:

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

                                                                       EXHIBIT J

                                   Ezra Dabah
                                 35 Pheasant Run
                              Great Neck, NY 11024



May 12, 2009

Members of the Board of Directors
The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, New Jersey  07094

Dear Members of the Board:

I am writing to express my concern regarding the Board's recent decision to exclude me from Spring 2010 Merchandise line review. Mr. Crovitz claimed it would be "inappropriate" for me to participate in the review in light of my notice to nominate an alternate slate of directors at this year's Annual Meeting of Stockholders.

As the former Chief Executive Officer and a long-standing director of The Children's Place, I believe that developing and leveraging a strong brand is the cornerstone of this Company's success. Indeed, under my leadership, The Children's Place established all of the foundations for the successful, deeply-rooted brand that it is today.

Over the past 18 months, I have assisted management in many aspects of the business, including devoting my time and energy to ensuring the vibrancy and success of our merchandise lines. Management has sought my advice on the merchandise because product is central to our brand and I offer a unique perspective that has proven to be integral to our merchandising success over the years. Every season, I have reviewed and made suggestions to the upcoming seasonal line which, in my opinion, has dramatically strengthened this Company's reputation as a fashionable merchandiser, a reputation that was earned under my leadership.

Despite our different opinions regarding Board composition, it makes no sense at all for the Board to now alter what has been a successful formula that has benefited our stockholders for so many years. Excluding me from the upcoming line review is yet another example of this Board's history of making shortsighted decisions that I believe will ultimately jeopardize its ability to sustain this Company's growth and maximize long-term stockholder value.

I believe it is in the best interests of the Company and all of our stockholders that I continue to participate in the line review and I ask the Board to reconsider its decision and include me in the meetings this week.


Very truly yours,




/s/ Ezra Dabah
------------------------------------
Ezra Dabah



cc:   Sally Frame Kasaks
      Charles Crovitz
      Joseph Alutto
      Malcolm Elvey
      Robert Fisch
      Louis Lipschitz
      Stanley Silverstein